SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

CRGH

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : June 28, 2002

By : ______________________________

Name : Widya Purnama
Title : President

INDOSAT

Ref. 682/GUI/HM.110/02

June 28th , 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525
Attn.: **Filing Desk**

SEC MAIL PROCESSING RECEIVED JUL 05 2002 WASH, D.C. 154 SECTION

Re. : Release of The Closing of The Acquisition of 25% DeTeAsia's Shares in Satelindo

Dear Sir,

Please find attached the release of The Closing of The Acquisition of 25% DeTeAsia's Shares in Satelindo , which is announced at June 28, 2002.

Thank you for your attention.

Sincerely yours,

Widya Purnama
President

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax.: 021.345.8155, 380.9633

INDOSAT

For immediate release :

INDOSAT CLOSED THE TRANSACTION TO TAKE FULL CONTROL OF SATELINDO

Jakarta, June 28, 2002 - PT (Persero) Indonesian Satellite Corporation Tbk ("Indosat") announced today that following the shareholder approval in the Extraordinary General Meeting on June 20, 2002, Indosat has closed the acquisition transaction of 25% ownership of Deutsche Telekom AG shares in Satelindo ("Transaction") in the amount of US$ 325 million. As a result, Indosat now controls 100% shares of Satelindo.

Indosat decided to use full cash payment in the amount of US$ 325 million for the acquisition of Deutsche Telekom AG shares in Satelindo which is option one according to the Sale and Purchase Agreement. The funds for the Transaction was fulfilled by combination of Indosat internal funds and short term secured bank loans from Bank Mandiri in the amount of Rp 1.5 trillion.

"We are pleased with the closing of the Transaction as this is an important milestone in Indosat's plan to acquire 100% control of Satelindo, one of the leading cellular providers in Indonesia. This is in line with Indosat's commitment to develop its cellular businesses as the main driver of its future value", said Widya Purnama, President of Indosat.

Following the closing, the Satelindo's Shareholder Meeting has also approved the transfer of rights and obligations to Indosat, and appointed the Satelindo's Board of Directors and Board of Commissioners as follows :

President Director	: USM Tampubolon	President Commissioner	: Wahyu Wijayadi
Director	: Noor SDK Devi	Commissioner	: Budi Prasetyo
Director	: Imron Harun	Commissioner	: Komalaningsih
Director	: Djoko Prajitno	Commissioner	: Samsriyono Nugroho
Director	: Johnny Swandi Sjam	Commissioner	: Adjaib Rousstia
Director	: Atje M. Darjan	Commissioner	: Habimono Koesoebjono

PT Mandiri Sekuritas and Assegaf, Hamzah & Partners were the financial and legal advisors to Indosat, and the AAJ Batavia was the Independent Valuer for the transaction.

Indosat is a full telecommunication network and service provider in Indonesia. Its shares are listed on the Jakarta and Surabaya Stock Exchanges (JSX : ISAT) and its American Depository Shares are listed on the New York Stock Exchange (NYSE : IIT)

Satelindo is a private company providing cellular, international telephone and satellite services in Indonesia. It is also the second largest GSM 900 mobile operator in Indonesia serving an estimated 1.8 million subscribers (year end 2001). //

For further information, please contact :

Corporate Communications Division
PT Indosat (Persero) Tbk

Phone : + 62 21 3869153
Fax : + 62 21 3804045
Email : investor@indosat.com
Website : www.indosat.com

Jl. Medan Merdeka Barat 21
P.O. Box 2905, Jakarta 10110, Indonesia
Tel. : 021.381.0777, 380.2614
Fax. : 021.345.8155, 380.9633